Exhibit 12-1

                           Foster Wheeler Corporation
 Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges and
        Combined Fixed Charges and Preferred Share Dividend Requirements
                                    ($000's)
                                    Unaudited


                                        9 months                                          Fiscal Year
                                        1998          1997            1996           1995            1994           1993

Earnings:

Net (Loss)/Earnings                     $(116,843)    $ (10,463)      $ 82,240        $ 28,534       $ 65,410      $ 57,704
Taxes on Income                            34,813         5,229         44,626          41,129         41,457        39,114
Total Fixed Charges                        67,974        84,541         74,002          60,920         45,412        43,371
Capitalized Interest                       (8,755)      (10,379)        (6,362)        (1,634)           (467)         (213)
Capitalized Interest Amortized              1,638         2,184          2,528           2,273          2,189         2,180
Equity Earnings of non-consolidated
   associated companies accounted for
   by the equity method, net of
   Dividends                               (4,289)       (9,796)        (1,474)        (1,578)           (623)         (883)
                                        ----------    ----------       ---------      ---------      ---------      --------

                                        $ (25,462)    $  61,316       $195,560        $129,644       $153,378       $141,273

Fixed Charges:

Interest Expense                        $  44,829     $  54,675       $ 54,940       $ 49,011        $ 34,978       $  33,558
Capitalized Interest                        8,755        10,379          6,362          1,634             467             213
Imputed Interest on non-capitalized
   lease payments                          14,390        19,487         12,700          10,275          9,967           9,600
                                        ----------     ---------       --------         -------       --------       --------
                                        $  67,974     $  84,541       $ 74,002        $ 60,920       $ 45,412        $ 43,371
Ratio of Earnings to Fixed Charges           **           0.73          2.64             2.13           3.38           3.26

*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.

**Earnings were insufficient to cover fixed charges by $93,436.